

Mail Stop 4720

July 8, 2016

Via E-mail
Mr. Mike Wells
Group Chief Executive
Prudential plc
21 Arthur Street
London EC4R 9AQ, England

> **Re:** **Prudential plc**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 7, 2016**
> **File No. 001-15040**

Dear Mr. Wells:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance